

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

<u>Via Facsimile</u>
Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075, Shaanxi Province, China

> **Re:** **Huifeng Bio-Pharmaceutical Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 15, 2011**
> **File No. 000-32253**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on July 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 25, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief